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Matthew Barsamian matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3333 Fax

July 14, 2025

VIA EDGAR

Mr. Christopher Bellacicco

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund (the “Fund”)

(File Nos. 333-286942; 811-22990)

Dear Mr. Bellacicco and Mr. Sutcliffe:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on June 30, 2025 and July 11, 2025, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 25 of the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on May 2, 2025. Undefined capitalized terms used below have the same meaning as given in the Registration Statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the respective registration statements.

Comment: The prospectus in the Registration Statement states, “[i]n connection with the Fund’s revolving credit agreement, Pomona Investment Fund LLC was organized as a Delaware limited liability company and is a wholly-owned subsidiary of the Fund (the “Subsidiary”). All or a portion of the private equity investments held by the Subsidiary are indirectly pledged as collateral in connection with the Fund’s revolving credit agreement.” With respect to the Subsidiary, please supplementally confirm:

a.	that the only Subsidiary the Fund uses is wholly-owned.

b.	whether the financial statements of the Subsidiary are consolidated with those of the Fund.

Mr. Christopher Bellacicco Mr. Ryan Sutcliffe July 14, 2025 Page 2

c.	that the Fund complies with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with the Subsidiary.

d.	that the Fund complies with the provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debts as its own for purposes of Section 18.

e.	that the investment adviser with respect to the Subsidiary satisfies the requirements of Section 15 of the 1940 Act relating to investment advisory contracts as if it were the investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

f.	that the Subsidiary complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody and identify the custodian of the Subsidiary, if any.

g.	that the Subsidiary agrees to inspection of the Subsidiary’s books and records by the SEC.

h.	that any of the Subsidiary’s principal investment strategies or principal risks that constitute the principal investment strategies or risks for the Fund are included in the disclosure and if not, please include.

i.	that the Subsidiary’s management fee, including any performance fee, will be included in the Management Fee section of the Fund’s fee table and the Subsidiary’s expenses will be included in the Other Expenses section of the Fund’s fee table.

Response:

a.	The Fund hereby confirms that the only subsidiary the Fund is currently expected to use is the Subsidiary, which is wholly owned by the Fund.

b.	The Fund hereby confirms that the Subsidiary’s financial statements are, and will continue to be, consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary are, and will continue to be, audited by the Fund’s independent registered public accounting firm.

c.	The Fund hereby confirms that, in complying with its fundamental investment policies under Section 8 of the 1940 Act, the Fund is, and will continue, aggregating its direct investments with the Subsidiary’s investments when testing for compliance with each fundamental investment policy.

d.	The Fund hereby confirms that, in complying with Section 18 of the 1940 Act, the Fund is, and will continue, aggregating its direct investments with the Subsidiary’s investments when testing for compliance.

e.	The Fund acknowledges the Staff’s comments and notes that it does not expect the Subsidiary to be party to any investment advisory contract. Furthermore, the Subsidiary will not be a registered investment company under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof.

Mr. Christopher Bellacicco Mr. Ryan Sutcliffe July 14, 2025 Page 3

f.	The Fund hereby confirms that the Subsidiary complies, and will continue to comply, with Section 17 of the 1940 Act and the rules thereunder. In addition, custody of the Subsidiary’s assets is maintained with the Fund’s custodian, UMB Bank, N.A., and in accordance with Section 17(f) and the rules thereunder.

g.	The Fund hereby confirms that the Subsidiary consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

h.	The Fund hereby confirms that any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks for the Fund are included in the relevant disclosure in the prospectus.

i.	The Fund acknowledges the Staff’s comments and notes that the Subsidiary is not subject to management fees. The Fund confirms that the Subsidiary’s expenses are included in the Other Expenses section of the Fund’s Summary of Fees and Expenses table.

*                              *                              *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew Barsamian

Matthew Barsamian

cc:	Frances Janis, Pomona Investment Fund

William Bielefeld, Dechert LLP